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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -----------------------

                                  SCHEDULE TO
                                 (Rule 14d-100)

                 Tender Offer Statement Under Section 14(d)(1)
           or Section 13(e)(1) of the Securities Exchange Act of 1934

                                  CDNOW, INC.
                           (Name of Subject Company)

                             BINC ACQUISITION CORP.
                                BERTELSMANN INC.
                                   (Offerors)

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                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

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                                     125086
                     (CUSIP Number of Class of Securities)

                               Robert Sorrentino
                     President and Chief Executive Officer
                               Bertelsmann, Inc.
                                 1540 Broadway
                            New York, New York 10036
                           Telephone: (212) 782-1000
                     (Name, address and telephone number of
            person authorized to receive notices and communications
                         on behalf of filing persons)

                            -----------------------

                                    Copy to:
                              Christopher J. Mayer
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                            Telephone: 212-450-4000

                           CALCULATION OF FILING FEE
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Transaction Valuation*                                    Amount of Filing Fee**
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     $99,006,737                                                  $19,801
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*     Calculated by (i) multiplying $3.00, the per share tender offer price, by
      32,961,610, the sum of the number of shares of Common Stock sought in the Offer, plus (ii) payments to holders of options with an exercise price less than $3.00 in an amount per option equal to the difference between
      (a) $3.00 and (b) the applicable exercise price, based on (A) 102,400 outstanding options with an average weighted exercise price of $2.94 per share and (B) 69,319 outstanding options with an average weighted exercise price of $1.33 per share.
** Calculated as 1/50 of 1% of the transaction value.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

   Amount Previously Paid:    Not Applicable     Filing party:    Not Applicable
   Form or Registration No.:  Not Applicable     Date Filed:      Not Applicable

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      [X] third-party tender offer subject to Rule 14d-1.
      [ ] issuer tender offer subject to Rule 13e-4.
      [ ] going-private transaction subject to Rule 13e-3.
      [ ] amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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                                  TENDER OFFER

     This Tender Offer Statement on Schedule TO ("Schedule TO") relates to an offer by BINC Acquisition Corp., a Pennsylvania corporation ("Purchaser") and a wholly owned subsidiary of Bertelsmann, Inc., a Delaware corporation ("Bertelsmann"), to purchase all outstanding shares of common stock, no par value (the "Shares"), of CDnow, Inc., a Pennsylvania corporation (the "Company"), at $3.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal", and together with the Offer to Purchase and any amendments or supplements thereto, the "Offer"), copies of which are attached hereto as Exhibits (a)(l) and (a)(2).

     The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement, except as otherwise set forth below.

Item 12. Exhibits.

(a)(1)    Offer to Purchase dated July 26, 2000.
(a)(2)    Letter of Transmittal.
(a)(3)    Notice of Guaranteed Delivery.
(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(7)    Summary Advertisement dated July 26, 2000.
(b)       Not applicable.
(c)       Not applicable.
(d)(1) Agreement and Plan of Merger dated as of July 19, 2000 among Bertelsmann, the Company, and Purchaser.
(d)(2) Shareholder Agreement dated as of July 19, 2000 between Bertelsmann and Jason Olim and Matthew Olim.
(d)(3) Convertible Loan Agreement dated as of July 19, 2000 among the Company, as Borrower, and Bertelsmann, as Lender.
(d)(4) Guarantee and Collateral Agreement dated as of July 19, 2000 among the Company and certain of its Subsidiaries in favor of Bertelsmann, as Security Agent.
(d)(5) Registration Rights Agreement dated as of July 19, 2000 between the Company and Bertelsmann.
(d)(6) Confidentiality Agreement dated as of June 15, 2000 between the Company and Bertelsmann AG.
(e)       Not applicable.
(f)       Not applicable.
(g)       Not applicable.
(h)       Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2000

                                           BINC ACQUISITION CORP.


                                           By: /s/  Robert Sorrentino
                                               ---------------------------------
                                               Name:   Robert Sorrentino
                                               Title:  President



                                           BERTELSMANN, INC.


                                           By: /s/  Robert Sorrentino
                                               ---------------------------------
                                               Name:   Robert Sorrentino
                                               Title:  President and Chief
                                                       Executive Officer


                                       2

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                                 EXHIBIT INDEX


Exhibit No.
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 (a)(1)        Offer to Purchase dated July 26, 2000.
 (a)(2)        Letter of Transmittal.
 (a)(3)        Notice of Guaranteed Delivery.
 (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
 (a)(5) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
               Nominees.
 (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
 (a)(7)        Summary Advertisement dated July 26, 2000.
 (d)(1) Agreement and Plan of Merger dated as of July 19, 2000 among Bertelsmann, the Company, and Purchaser.
 (d)(2) Shareholder Agreement dated as of July 19, 2000 between Bertelsmann, and Jason Olim and Matthew Olim.
 (d)(3) Convertible Loan Agreement dated as of July 19, 2000 among the Company, as Borrower, and Bertelsmann, as Lender.
 (d)(4)        Guarantee and Collateral Agreement dated as of July 19,
               2000 among the Company and certain of its Subsidiaries in favor of Bertelsmann, as Security Agent.
 (d)(5) Registration Rights Agreement dated as of July 19, 2000 between the Company and Bertelsmann.
 (d)(6) Confidentiality Agreement dated as of June 15, 2000 between the Company and Bertelsmann AG.